Exhibit 99.1

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders

June 14, 2019

National Instrument 51-102 – Section 11.3 (Canada)

The Annual and Special Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Friday, June 14, 2019 at 10:30 a.m. at the Design Exchange, 234 Bay Street, Toronto, Ontario. At this meeting, there were 334 shareholders represented in person or by proxy holding 760,707,270 Class A Limited Voting Shares (“Class A Shares”), representing 76.51% of the Corporation’s 994,224,022 issued and outstanding Class A Shares on the record date for this meeting, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%

M. Elyse Allan	731,503,129	99.60	2,926,448	0.40

Angela F. Braly	730,750,957	99.50	3,678,620	0.50

Maureen Kempston Darkes	725,867,696	98.83	8,561,881	1.17

Murilo Ferreira	731,503,415	99.60	2,926,162	0.40

Frank J. McKenna	693,068,245	94.37	41,361,332	5.63

Rafael Miranda	718,724,508	97.86	15,705,069	2.14

Seek Ngee Huat	731,230,834	99.56	3,198,743	0.44

Diana L. Taylor	712,115,709	96.96	22,313,868	3.04

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, J. Bruce Flatt, Robert J. Harding, Brian D. Lawson, Lord O’Donnell and Timothy R. Price.

Appointment of Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
Class A Shares	Carried	741,642,273	97.53	18,796,803	2.47
Class B Shares	Carried	85,120	100.0	Nil	Nil

Passing an Advisory Resolution on the Corporation’s Approach to Executive Compensation

The resolution passing an advisory resolution on the Corporation’s Approach to Executive Compensation, as set out in the Management Information Circular dated April 29, 2019, was approved by the majority of the holders of Class A Shares.

Management received the following proxies from the holders of Class A Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	667,627,372	90.90	66,801,398	9.10

Passing a Resolution Approving the Adoption of a New Management Share Option Plan

The resolution approving the adoption of a new Management Share Option Plan, as set out in the Management Information Circular dated April 29, 2019, was approved by the majority of both the holders of Class A and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	636,095,913	86.61	98,332,857	13.39
Class B Shares	Carried	85,120	100.0	Nil	Nil

Against the Shareholder Resolution in Support of Shareholder Proposal One

The resolution approving the Shareholder Proposal submitted by B.C. Government and Service Employees’ Union General Fund and B.C. Government and Service Employees’ Union Defense Fund, as set out in the Management Information Circular dated April 29, 2019, was defeated by the majority of both the holders of Class A and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	54,722,512	7.45	679,702,556	92.55
Class B Shares	Carried	Nil	Nil	85,120	100.0

Against the Shareholder Resolution in Support of Shareholder Proposal Two

The resolution approving the Shareholder Proposal submitted by the Atkinson Charitable Foundation, as set out in the Management Information Circular dated April 29, 2019, was defeated by the majority of both the holders of Class A and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	75,794,125	10.32	658,629,691	89.68
Class B Shares	Carried	Nil	Nil	85,120	100.0

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of Class A Shares or Class B Shares.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Justin B. Beber
Justin B. Beber
Managing Partner, Head of Corporate Strategy & Chief Legal Officer

Date: June 17, 2019